RMS

18008685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

AUG 28 2018

Washington, DC

SEC FILE NUMBER
~~8-68004~~

8-52487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broad Street Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

494 Broad Street - Suite 206
(No. and Street)

NEWARK	NJ	07102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron 516 287 2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name – *if individual, state last, first, middle name*)

6296 Rucker Road-Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2018 AUG 29 PM 5:4?
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Andrew G. Adderly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broad Street Capital Markets, LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Peter A. Maduabum, Esq.
Attorney at Law Notary
New York

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION REPORT.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Broad Street Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Broad Street Capital Markets, LLC, as of June 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Broad Street Capital Markets, LLC as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of Broad Street Capital Markets, LLC's management. Our responsibility is to express an opinion on Broad Street Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Broad Street Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by

management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1(f), Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Reconciliations Under Rule 17a-5(d)(4) have been subjected to audit procedures performed in conjunction with the audit of Broad Street Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Broad Street Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital pursuant to Rule 15c3-1(f), the Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Reconciliations Under Rule 17a-5(d)(4) are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Broad Street Capital Markets, LLC.'s auditor since 2017.

Kehlenbrink, Lawrence Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
August 23, 2018

Broad Street Capital Markets, LLC
Statement of Financial Condition
June 30, 2018

Assets		
Cash	$	134,437
Receivables from clearing broker		5,638
Deposit with clearing broker		50,000
Prepaid expenses		8,940
Security deposit		6,747
Receivable from officer		5,000
Order flow rebate receivable		4,790
Fixed assets, net of accumulated depreciation and amortization of $12,134		30,257
Total assets	$	245,809
Liabilities and Member's Equity		
Current Liabilities		
Accrued market data charges	$	55,651
Accrued professional fees		8,100
Deferred rent credit		6,328
Accrued technology support costs		5,748
Commission payable to officer		1,916
Other		8,244
		85,987
Commitments and contingencies		
Member's equity		159,822
Total liabilities and member's equity	$	245,809

The accompanying notes are an integral part of these financial statements.

Broad Street Capital Markets, LLC
Statement of Operations
Year Ended June 30, 2018

Revenues		
Commissions	$	231,298
Order flow rebates		174,842
Other		14,123
Total		420,263
Expenses		
Compensation, including benefits		395,612
Communication and data services		167,074
Occupancy, including office rent expense of $47,312		62,769
Clearing and execution		58,918
Professional fees		51,410
Business development		14,217
Regulatory		13,397
Other		8,473
		771,870
Net loss	$	(351,607)

The accompanying notes are an integral part of these financial statements.

Broad Street Capital Markets, LLC
Statement of Cash Flows
Year Ended June 30, 2018

Cash flows from operating activities		
Net loss	$	(351,607)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		7,078
Deferred rent credit		3,417
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
Accrued market data charges		50,489
Receivables from clearing broker		31,002
Prepaid expenses		5,404
Accrued technology support costs		5,258
Accrued professional fees		650
Mutual fund fees receivable		227
Accrued compensation and benefits		(28,708)
Other accrued expenses		(10,797)
Receivable from officer		(5,000)
Order flow rebate receivable		(4,790)
Net cash used in operating activities		(297,377)
Cash flows from financing activities - capital contributions		80,600
Net decrease in cash		(216,777)
Cash - beginning		351,214
Cash - ending	$	134,437
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-

The accompanying notes are an integral part of these financial statements.

Broad Street Capital Markets, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2018

Member's equity, June 30, 2017	$	430,829
Capital contributions		80,600
Capital withdrawals		-
Net loss		(351,607)
Member's equity, June 30, 2018	**$**	**159,822**

The accompanying notes are an integral part of these financial statements.

1. Organization

Broad Street Capital Markets, LLC (the "Company") is an Indiana limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA').

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies and accompanying financial statements of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") as followed by the securities broker-dealer industry.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in periodic instances in which balances have been in excess of such insurance coverage.

Commissions and Related Expenses
Commissions and related clearing charges and registered representatives' compensation are recorded on a trade date basis.

Fixed Assets
Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or the length of the lease.

Income Taxes
While the Company is a disregarded entity for income tax purposes, its results of operations are included in the partnership income tax returns of its parent and its statement of operations reflects the effect of such inclusion as applicable.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change

in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event that the Company determines that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Evaluation of Subsequent Events
The Company has evaluated subsequent events through August 23, 2018, the date the financial statements were available for issuance.

3. Clearing Broker

The Company introduces its customers on a fully-disclosed basis to RBC Correspondent Services, a division of RBC Capital Markets, LLC ("RBC") who it also uses to clear its proprietary securities transactions. In accordance with its clearing agreement with RBC, the Company maintains a clearing deposit of $50,000.

4. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at June 30, 2018:

	Cost	Accumulated Depreciation/Amortization	Net
Leasehold improvements	$ 16,433	$ 4,952	$ 11,481
Furniture	14,265	3,736	10,529
Equipment	11,693	3,446	8,247
	$ 42,391	$ 12,134	$ 30,257

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness. See Note 9 for a discussion of a reduction of this requirement effective August 17, 2018.

At June 30, 2018, the Company had net capital, as defined, of $106,004, which exceeded the required minimum net capital of $100,000 by $6,004. Aggregate indebtedness at June 30, 2018 totaled $85,987. The ratio of aggregate indebtedness to net capital was .81 to 1.

As net capital was less than 120% of required net capital, notice of such was filed with both the SEC and FINRA under SEC Rule 17a-11.

6. Commitments and Contingencies

The Company maintains an office in Newark, New Jersey under an operating lease agreement expiring September 2022. Minimum future rental payments required as of June 30, 2018, are as follows:

2019	$ 42,270
2020	43,327
2021	44,410
2022	45,520
Thereafter	11,450
	$ 186,977

In connection with the office lease, the Company has posted a security deposit of $6,747. Deferred rent on the accompanying statement of financial condition represents the excess of recognized rent expense on a straight line basis over scheduled lease payments.

7. Related Party Transactions

The accompanying statement of financial condition reflect a receivable from and commissions payable to the Company's Chief Executive Officer ("CEO") of $5,000 and $1,916, respectively, while the accompanying statement of operations reflects compensation, including benefits, paid to or on behalf of the CEO of $133,856.

8. Income Taxes

As of June 30, 2018, the Company had no uncertain tax positions that require recognition or disclosure in the financial statements.

9. Going-Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had losses of $351,607 in the current year while cash flows used in operations totaled $297,377.

Management believes these conditions raise substantial doubt about the Company's ability to continue as a going concern within the next twelve months from the date these financial statements are available to be issued. The ability to continue as a going concern is dependent upon both profitable future operations and positive cash flows.

Management intends to partially finance operating costs over the next twelve months with existing cash on hand. Further, the Company applied to FINRA to reduce its net capital

requirement from $100,000 to $5,000 and received a revised FINRA membership agreement effective August 16, 2018 reflecting the reduction in the minimum net capital requirement which also eliminated the Company's abilities to participate in firm commitment underwritings and to act in a dealer capacity with respect to securities transactions. The Company is also hopeful that it will be able to participate in a municipal financing endeavor, in the capacity as advisor to the municipality, that will generate significant profits and cash flows but there exist uncertainties concerning the timing of the transaction.

Broad Street Capital Markets, LLC

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2018

Net capital:			
Total member's equity		$	159,822
Deduct nonallowable assets:			
Prepaid expenses	8,940		
Security deposit	6,747		
Receivable from officer	5,000		
Order flow rebate receivable	2,874		
Fixed assets, net	30,257		
			53,818
Net capital before haircuts on securities (tentative net capital)			106,004
Haircuts on securities			0
Net capital		$	106,004
Aggregate indebtedness:			
Accrued market data charges		$	55,651
Accrued professional fees			8,100
Deferred rent credit			6,328
Accrued technology support costs			5,748
Commission payable to officer			1,916
Other			8,244
Total aggregate indebtedness		$	85,987
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $100,000, whichever is greater)		$	100,000
Excess net capital at 1500 percent		$	6,004
Excess net capital at 1000 percent		$	97,406
Ratio of aggregate indebtedness to net capital			0.81

Broad Street Capital Markets, LLC **Schedule II**

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
June 30, 2018

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Broad Street Capital Markets, LLC **Schedule III**
Reconciliations
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
June 30, 2018

A. Reconciliation of Computation of Net Capital

1. Net capital, per FOCUS Report, Part IIA	$	106,004
Net Capital, per schedule I	**$**	**106,004**
2. Aggregate indebtedness per FOCUS Report, Part IIA	$	85,987
Aggregate indebtedness, per schedule I	**$**	**85,987**

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Broad Street Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Broad Street Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Broad Street Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) Broad Street Capital Markets, LLC stated that Broad Street Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Broad Street Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broad Street Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
August 23, 2018

Rule 15c3-3 Exemption Report
June 30, 2018

Broad Street Capital Markets, LLC ("the Company")

The Company, to its best knowledge and belief, during the year ended June 30, 2018, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Name: Andrew G. Adderly
Title: CEO
Date: August 23, 2018